UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(free English translation)

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on March 20, 2023

DATE, TIME AND PLACE: On March 20, 2023, at 1 p.m., by audioconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: To resolve on: (i) the exoneration of Mr. Angel Santodomingo Martell from the position of Vice-President Executive Officer and Investors Relations Officer of the Company; and (ii) the appointment of Mr. Gustavo Alejo Viviani, current Officer without specific designation, to the position of Vice-President Executive Officer and Investors Relations Officer of the Company.

RESOLUTIONS: Made the appropriate clarification, the members of the Board of directors unanimously approved:

(i) the exoneration of the Company's Chief Executive Officer, Mr. Angel Santodomingo Martell, Spanish citizen, married, economist, bearer of the identity card RNM nº G033621-T, registered with the CPF/MF nº 237.035.738-05, clarifying that Mr. Angel Santodomingo Martell will remain on the Company's Board of Directors; and

(ii) the appointment of the current Officer without specific designation, Mr. Gustavo Alejo Viviani, Argentine citizen, married, economist, bearer of identity card RNE nº W043215-H, registered with the CPF/MF nº 213.003.878-66, to the position of Vice-President Executive Officer and Investors Relations Officer of the Company;

Finally, the directors thanked Mr. Angel Santodomingo Martell for his valuable contributions to the Company during the period they were part of its Executive Board. It was recorded in the minutes that all movements approved herein had their approvals recommended by the Company's Nomination and Governance Committee.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary. Signatures: Mr. Sérgio Agapito Lires Rial – Chairman; Mrs. Deborah Stern Vieitas - Vice Chair; Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, Angel Santodomingo Martell, Mario Roberto Opice Leão, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo– Directors. São Paulo, March 20, 2023.

(free English translation)

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 20, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer